Exhibit 99.1

WASTE CONNECTIONS REPORTS FIRST QUARTER 2017 RESULTS

-	Revenue of $1.091 billion, exceeding outlook
-	Reports 4.7% solid waste price + volume growth
-	Net income attributable to Waste Connections of $14.9 million, or $0.08 per share
-	Adjusted net income attributable to Waste Connections* of $130.3 million, or $0.74 per share, up 64.4% per share
-	Adjusted EBITDA* of $332.8 million, or 30.5% of revenue, exceeding outlook
-	Net cash provided by operating activities of $287.5 million
-	Adjusted free cash flow* of $237.5 million, or 21.8% of revenue
-	Proposes three-for-two stock split

TORONTO, ONTARIO, April 26, 2017 - Waste Connections, Inc. (TSX/NYSE: WCN) (“Waste Connections” or the “Company”) today announced its results for the first quarter of 2017.

“2017 is off to a great start, with 15% same store landfill tonnage increases, better than expected contribution from recent acquisitions, increased E&P waste activity, and higher recycled commodity prices all driving results above our outlook for the first quarter. Adjusted EBITDA margin was 50 basis points above our expectations, and most importantly, adjusted free cash flow was $237.5 million, putting us well on our way to our full year adjusted free cash flow outlook of $725 million,” said Ronald J. Mittelstaedt, Chairman and Chief Executive Officer.

Mr. Mittelstaedt added, “We are extremely pleased with our first quarter performance and encouraged by both continuing strong solid waste fundamentals and the notable ramping of E&P waste activity and related margins. In addition, we are proud of our proposed three-for-two stock split also announced today, which, if approved by our shareholders, will be the fourth such split in our almost twenty year history.”

Revenue in the first quarter, which included $490.3 million from the Progressive Waste acquisition completed on June 1, 2016, totaled $1.091 billion, up from $514.7 million in the year ago period. Operating income, which included $141.7 million in non-cash impairments and other charges, was $26.4 million compared to $91.0 million in the first quarter of 2016.

Net income attributable to Waste Connections in the first quarter was $14.9 million, or $0.08 per share on a diluted basis of 175.9 million shares. In the year ago period, the Company reported net income attributable to Waste Connections of $44.8 million, or $0.36 per share on a diluted basis of 123.5 million shares.

Adjusted net income attributable to Waste Connections* in the first quarter was $130.3 million, or $0.74 per share, versus $55.2 million, or $0.45 per share, in the prior year period. Adjusted EBITDA* in the first quarter was $332.8 million, as compared to adjusted EBITDA* of $169.7 million in the prior year period. Adjusted net income attributable to Waste Connections, adjusted net income attributable to Waste Connections per diluted share and adjusted EBITDA, all non-GAAP measures, primarily exclude the following two impairment charges: $77.3 million against the Company’s E&P segment resulting from the early adoption of FASB’s recent accounting pronouncement simplifying the test for goodwill impairment and $53.5 million related to the expected divestiture of certain assets acquired in the Progressive Waste acquisition, as reflected in the detailed reconciliation in the attached tables.

* A non-GAAP measure; see accompanying Non-GAAP Reconciliation Schedule.

CONFERENCE CALL

Waste Connections will be hosting a conference call related to first quarter earnings on April 27th at 8:30 A.M. Eastern Time. The call will be broadcast live over the Internet through a link on the Company’s website at www.wasteconnections.com.  A playback of the call will be available on the Company’s website.

About Waste Connections

Waste Connections is an integrated solid waste services company that provides waste collection, transfer, disposal and recycling services in mostly exclusive and secondary markets in the United States and Canada. Through its R360 Environmental Solutions subsidiary, Waste Connections is also a leading provider of non-hazardous oilfield waste treatment, recovery and disposal services in several of the most active natural resource producing areas in the United States, including the Permian, Bakken and Eagle Ford Basins. Waste Connections serves more than six million residential, commercial, industrial, and exploration and production customers in 39 states in the U.S., and five provinces in Canada. The Company also provides intermodal services for the movement of cargo and solid waste containers in the Pacific Northwest.

For more information, visit the Waste Connections web site at www.wasteconnections.com. Copies of financial literature, including this release, are available on the Waste Connections website or through contacting us directly at (905) 532-7510. Investors can also obtain these materials and other documents filed with the U.S. Securities and Exchange Commission (SEC) and the Canadian securities regulators free of charge at the SEC’s website, www.sec.gov, and at the System for Electronic Document Analysis and Retrieval (SEDAR) maintained by the Canadian Securities Administrators at www.sedar.com.

Safe Harbor and Forward-Looking Information

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 (PSLRA) and "forward-looking information" within the meaning of applicable Canadian securities laws. These forward-looking statements are neither historical facts nor assurances of future performance and reflect Waste Connections’ current beliefs and expectations regarding future events and operating performance. These forward-looking statements are often identified by the words “may,” “might,” “believes,” “thinks,” “expects,” “intends” or other words of similar meaning. All of the forward-looking statements included in this press release are made pursuant to the safe harbor provisions of the PSLRA and applicable securities laws in Canada. Forward-looking statements involve risks and uncertainties. Forward-looking statements in this press release include, but are not limited to, our ability to obtain the required shareholder and regulatory approvals to complete the share split, statements about expected 2017 financial results, adjusted free cash flow, outlook and related assumptions, and potential operating trends. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, but are not limited to, risk factors detailed from time to time in filings that have been made by the Company with the U.S. Securities and Exchange Commission and the securities commissions or similar regulatory authorities in Canada. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release. Waste Connections undertakes no obligation to update the forward-looking statements set forth in this press release, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

– financial tables attached –

CONTACT:

Worthing Jackman / (832) 442-2266	Mary Anne Whitney / (832) 442-2253
worthingj@wasteconnections.com	maryannew@wasteconnections.com

Waste Connections, Inc.

CONDENSED Consolidated Statements of NET INCOME

THRee months ended MARCH 31, 2016 and 2017

(Unaudited)

(in thousands of U.S. dollars, except share and per share amounts)

	Three months ended March 31,
	2016	2017
Revenues	$514,680	$1,091,266
Operating expenses:
Cost of operations	287,192	643,380
Selling, general and administrative	67,682	129,051
Depreciation	60,897	125,240
Amortization of intangibles	7,694	25,510
Impairments and other operating items	236	141,681
Operating income	90,979	26,404

Interest expense	(17,184)	(29,131)
Other income, net	222	1,466
Foreign currency transaction loss	-	(590)
Income (loss) before income tax provision	74,017	(1,851)

Income tax (provision) benefit	(29,000)	16,871
Net income	45,017	15,020
Less: Net income attributable to noncontrolling interests	(175)	(146)
Net income attributable to Waste Connections	$44,842	$14,874

Earnings per common share attributable to Waste Connections’ common shareholders:
Basic	$0.37	$0.08

Diluted	$0.36	$0.08

Shares used in the per share calculations:
Basic	122,778,290	175,374,630
Diluted	123,450,584	175,935,482

Cash dividends per common share	$0.145	$0.18

Waste Connections, Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

(in thousands of U.S. dollars, except share and per share amounts)

	December 31, 2016	March 31, 2017
ASSETS
Current assets:
Cash and equivalents	$154,382	$268,469
Accounts receivable, net of allowance for doubtful accounts of $13,160 and $12,007 at December 31, 2016 and March 31, 2017, respectively	485,138	486,413
Current assets held for sale	6,339	14,585
Prepaid expenses and other current assets	97,533	107,876
Total current assets	743,392	877,343

Property and equipment, net	4,738,055	4,721,669
Goodwill	4,390,261	4,529,645
Intangible assets, net	1,067,158	1,097,962
Restricted assets	63,406	59,193
Long-term assets held for sale	33,989	119,002
Other assets, net	67,664	64,618
	$11,103,925	$11,469,432
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$251,253	$247,676
Book overdraft	10,955	31,027
Accrued liabilities	269,402	260,603
Deferred revenue	134,081	139,017
Current portion of contingent consideration	21,453	27,562
Current liabilities held for sale	3,383	7,798
Current portion of long-term debt and notes payable	1,650	11,439
Total current liabilities	692,177	725,122

Long-term debt and notes payable	3,616,760	3,946,178
Long-term portion of contingent consideration	30,373	30,765
Long-term liabilities held for sale	-	449
Other long-term liabilities	331,074	301,038
Deferred income taxes	778,664	812,648
Total liabilities	5,449,048	5,816,200

Equity:
Common shares: 175,426,824 shares issued and 175,201,895 shares outstanding at December 31, 2016; 175,753,513 shares issued and 175,556,828 shares outstanding at March 31, 2017	4,174,808	4,179,123
Additional paid-in capital	102,220	96,745
Accumulated other comprehensive loss	(43,001)	(25,415)
Treasury shares: 224,929 and 196,685 shares at December 31, 2016 and March 31, 2017, respectively	-	-
Retained earnings	1,413,488	1,395,271
Total Waste Connections’ equity	5,647,515	5,645,724
Noncontrolling interest in subsidiaries	7,362	7,508
Total equity	5,654,877	5,653,232
	$11,103,925	$11,469,432

Waste Connections, Inc.

Condensed Consolidated Statements of Cash Flows

THREE months ended MARCH 31, 2016 and 2017

(Unaudited)

(in thousands of U.S. dollars)

	Three months ended March 31,
	2016	2017
Cash flows from operating activities:
Net income	$45,017	$15,020
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposal of assets and impairments	231	129,887
Depreciation	60,897	125,240
Amortization of intangibles	7,694	25,510
Foreign currency transaction loss	-	590
Deferred income taxes, net of acquisitions	17,473	(26,528)
Amortization of debt issuance costs	670	1,013
Share-based compensation	5,299	12,989
Interest income on restricted assets	(129)	(137)
Interest accretion	1,465	3,424
Excess tax benefit associated with equity-based compensation	(4,434)	-
Adjustments to contingent consideration	(75)	11,313
Payment of contingent consideration recorded in earnings	(33)	-
Net change in operating assets and liabilities, net of acquisitions	30,641	(10,844)
Net cash provided by operating activities	164,716	287,477

Cash flows from investing activities:
Payments for acquisitions, net of cash acquired	(3,555)	(344,265)
Capital expenditures for property and equipment	(56,575)	(91,205)
Proceeds from disposal of assets	681	18,815
Change in restricted assets, net of interest income	260	4,446
Other	147	(650)
Net cash used in investing activities	(59,042)	(412,859)

Cash flows from financing activities:
Proceeds from long-term debt	115,000	436,086
Principal payments on notes payable and long-term debt	(197,024)	(170,374)
Payment of contingent consideration recorded at acquisition date	(2,217)	(5,290)
Change in book overdraft	(151)	20,047
Proceeds from option and warrant exercises	-	1,946
Excess tax benefit associated with equity-based compensation	4,434	-
Payments for cash dividends	(17,791)	(31,707)
Tax withholdings related to net share settlements of restricted share units	(9,632)	(13,030)
Distributions to noncontrolling interests	(4)	-
Debt issuance costs	-	(633)
Proceeds from sale of common shares held in trust	-	2,369
Net cash provided by (used in) financing activities	(107,385)	239,414
Effect of exchange rates changes on cash and equivalents	-	82
Net increase (decrease) in cash and equivalents	(1,711)	114,114
Cash and equivalents at beginning of period	10,974	154,382
Less: change in cash held for sale	-	(27)
Cash and equivalents at end of period	$9,263	$268,469

ADDITIONAL STATISTICS

(in thousands of U.S. dollars, except where noted)

Solid Waste Internal Growth: The following table reflects a breakdown of the components of our solid waste internal growth for the three months ended March 31, 2017:

Three months ended March 31, 2017
Solid Waste Internal Growth:
Core Price	2.6%
Surcharges	(0.0%)
Volume	2.1%
Recycling	1.5%
Total Solid Waste Internal Growth	6.2%

Revenue Breakdown: The following table reflects a breakdown of our revenue for the three month periods ended March 31, 2016 and 2017:

	Three Months Ended March 31, 2016
	Revenue	Inter-company Elimination	Reported Revenue	%
Solid Waste Collection	$356,598	$(1,321)	$355,277	69.0%
Solid Waste Disposal and Transfer	170,083	(66,034)	104,049	20.2%
Solid Waste Recycling	10,619	(639)	9,980	2.0%
E&P Waste Treatment, Recovery and Disposal	32,851	(2,366)	30,485	5.9%
Intermodal and Other	14,889	-	14,889	2.9%
Total	$585,040	$(70,360)	$514,680	100.0%

	Three Months Ended March 31, 2017
	Revenue	Inter-company Elimination	Reported Revenue	%
Solid Waste Collection	$768,346	$(2,200)	$766,146	70.2%
Solid Waste Disposal and Transfer	357,025	(143,441)	213,584	19.6%
Solid Waste Recycling	43,889	(2,584)	41,305	3.8%
E&P Waste Treatment, Recovery and Disposal	39,821	(2,968)	36,853	3.4%
Intermodal and Other	33,765	(387)	33,378	3.0%
Total	$1,242,846	$(151,580)	$1,091,266	100.0%

Contribution from Acquisitions: The following table reflects revenues from acquisitions, net of divestitures, for the three month periods ended March 31, 2016 and 2017:

	Three months ended March 31,
	2016	2017
Solid waste, net	$21,496	$538,900
E&P waste, net	-	-
Acquisitions, net	$21,496	$538,900

ADDITIONAL STATISTICS (continued)

(in thousands of U.S. dollars, except where noted)

Other Cash Flow Items: The following table reflects cash interest and cash taxes for the three month periods ended March 31, 2016 and 2017:

	Three months ended March 31,
	2016	2017
Cash Interest Paid	$16,257	$22,302
Cash Taxes Paid	901	14,017

Debt to Book Capitalization as of March 31, 2017: 41%

Internalization for the three months ended March 31, 2017: 54%

Days Sales Outstanding for the three months ended March 31, 2017: 40 (29 net of deferred revenue)

Share Information for the three months ended March 31, 2017:

Basic shares outstanding	175,374,630
Dilutive effect of warrants	42,218
Dilutive effect of restricted share units	518,634
Diluted shares outstanding	175,935,482

NON-GAAP RECONCILIATION SCHEDULE

(in thousands of U.S. dollars, except where noted)

Reconciliation of Adjusted EBITDA:

Adjusted EBITDA, a non-GAAP financial measure, is provided supplementally because it is widely used by investors as a performance and valuation measure in the solid waste industry. Management uses adjusted EBITDA as one of the principal measures to evaluate and monitor the ongoing financial performance of Waste Connections’ operations. Waste Connections defines adjusted EBITDA as net income attributable to Waste Connections, plus net income attributable to noncontrolling interests, plus or minus income tax provision (benefit), plus interest expense, plus depreciation and amortization expense, plus closure and post-closure accretion expense, plus or minus any loss or gain on impairments and other operating items, plus other expense, less other income, plus foreign currency transaction loss, less foreign currency transaction gain. Waste Connections further adjusts this calculation to exclude the effects of other items management believes impact the ability to assess the operating performance of its business. This measure is not a substitute for, and should be used in conjunction with, GAAP financial measures. Other companies may calculate adjusted EBITDA differently.

	Three months ended March 31,
	2016	2017
Net income attributable to Waste Connections	$44,842	$14,874
Plus: Net income attributable to noncontrolling interests	175	146
Plus (less): Income tax provision (benefit)	29,000	(16,871)
Plus: Interest expense	17,184	29,131
Plus: Depreciation and amortization	68,591	150,750
Plus: Closure and post-closure accretion	1,116	2,917
Plus: Impairments and other operating items	236	141,681
Less: Other income, net	(222)	(1,466)
Plus: Foreign currency transaction loss	-	590
Adjustments:
Plus: Transaction-related expenses (a)	8,815	1,744
Plus: Pre-existing Progressive Waste share-based grants (b)	-	6,475
Plus: Integration-related and other expenses (c)	-	2,828
Adjusted EBITDA	$169,737	$332,799

As % of revenues	33.0%	30.5%

____________________________________________

(a)	Reflects the addback of acquisition-related transaction costs.
(b)	Reflects share-based compensation costs, including changes in fair value, associated with share-based awards granted by Progressive Waste outstanding at the time of the Progressive Waste acquisition.
(c)	Reflects the addback of professional fees and other integration-related items, including severance and rebranding costs, associated with the Progressive Waste acquisition.

NON-GAAP RECONCILIATION SCHEDULE (continued)

(in thousands of U.S. dollars, except where noted)

Reconciliation of Adjusted Free Cash Flow:

Adjusted free cash flow, a non-GAAP financial measure, is provided supplementally because it is widely used by investors as a valuation and liquidity measure in the solid waste industry. Management uses adjusted free cash flow as one of the principal measures to evaluate and monitor the ongoing financial performance of Waste Connections’ operations. Waste Connections defines adjusted free cash flow as net cash provided by operating activities, plus proceeds from disposal of assets, plus or minus change in book overdraft, plus excess tax benefit associated with equity-based compensation, less capital expenditures for property and equipment and distributions to noncontrolling interests. Waste Connections further adjusts this calculation to exclude the effects of items management believes impact the ability to assess the operating performance of its business. This measure is not a substitute for, and should be used in conjunction with, GAAP liquidity or financial measures. Other companies may calculate adjusted free cash flow differently.

	Three months ended March 31,
	2016	2017
Net cash provided by operating activities	$164,716	$287,477
Plus/(Less): Change in book overdraft	(151)	20,047
Plus: Proceeds from disposal of assets	681	18,815
Plus: Excess tax benefit associated with equity-based compensation	4,434	-
Less: Capital expenditures for property and equipment	(56,575)	(91,205)
Less: Distributions to noncontrolling interests	(4)	-
Adjustments:
Payment of contingent consideration recorded in earnings (a)	33	-
Cash received for divestitures (b)	-	(17,400)
Transaction-related expenses (c)	685	1,744
Integration-related and other expenses (d)	-	459
Pre-existing Progressive Waste share-based grants (e)	-	12,714
Synergy bonus (f)	-	11,798
Tax effect (g)	(261)	(6,959)
Adjusted free cash flow	$113,558	$237,490

As % of revenues	22.1%	21.8%

____________________________________________

(a)	Reflects the addback of acquisition-related payments for contingent consideration that were recorded as expenses in earnings and as a component of cash flows from operating activities as the amounts paid exceeded the fair value of the contingent consideration recorded at the acquisition date.
(b)	Reflects the elimination of cash received in conjunction with the divestiture of Progressive Waste operations.
(c)	Reflects the addback of acquisition-related transaction costs.
(d)	Reflects the addback of professional fees and other integration-related items, including severance and rebranding costs, associated with the Progressive Waste acquisition.
(e)	Reflects the cash settlement of pre-existing Progressive Waste share-based awards exercised during the period.
(f)	Reflects the addback of cash bonuses paid pursuant to the Company’s Synergy Bonus Program adopted on July 19, 2016 in conjunction with the Progressive Waste acquisition.
(g)	The aggregate tax effect of footnotes (a) through (f) is calculated based on the applied tax rates for the respective periods.

NON-GAAP RECONCILIATION SCHEDULE (continued)

(in thousands of U.S. dollars, except per share amounts)

Reconciliation of Net Income attributable to Waste Connections to Adjusted Net Income attributable to Waste Connections and Adjusted Net Income per Diluted Share attributable to Waste Connections:

Adjusted net income attributable to Waste Connections and adjusted net income per diluted share attributable to Waste Connections, both non-GAAP financial measures, are provided supplementally because they are widely used by investors as a valuation measure in the solid waste industry. Management uses adjusted net income attributable to Waste Connections and adjusted net income per diluted share attributable to Waste Connections as one of the principal measures to evaluate and monitor the ongoing financial performance of Waste Connections’ operations. Waste Connections provides adjusted net income attributable to Waste Connections to exclude the effects of items management believes impact the comparability of operating results between periods. Adjusted net income attributable to Waste Connections has limitations due to the fact that it excludes items that have an impact on the Company’s financial condition and results of operations. Adjusted net income attributable to Waste Connections and adjusted net income per diluted share attributable to Waste Connections are not a substitute for, and should be used in conjunction with, GAAP financial measures. Other companies may calculate these non-GAAP financial measures differently.

	Three months ended March 31,
	2016	2017
Reported net income attributable to Waste Connections	$44,842	$14,874
Adjustments:
Amortization of intangibles (a)	7,694	25,510
Impairments and other operating items (b)	236	141,681
Transaction-related expenses (c)	8,815	1,744
Pre-existing Progressive Waste share-based grants (d)	-	6,475
Integration-related and other expenses (e)	-	2,828
Tax effect (f)	(6,371)	(62,763)
Adjusted net income attributable to Waste Connections	$55,216	$130,349

Diluted earnings per common share attributable to Waste Connections’ common shareholders:
Reported net income	$0.36	$0.08
Adjusted net income	$0.45	$0.74

_____________________________________________________

(a)	Reflects the elimination of the non-cash amortization of acquisition-related intangible assets.
(b)	Reflects the addback of impairments and other operating items.
(c)	Reflects the addback of acquisition-related transaction costs.
(d)	Reflects share-based compensation costs, including changes in fair value, associated with share-based awards granted by Progressive Waste outstanding at the time of the Progressive Waste acquisition.
(e)	Reflects the addback of professional fees and other integration-related items, including severance and rebranding costs, associated with the Progressive Waste acquisition.
(f)	The aggregate tax effect of the adjustments in footnotes (a) through (e) is calculated based on the applied tax rates for the respective periods.